FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May, 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1. Total Voting Rights
2. Holding(s) in Company
3. Holding(s) in Company
4. Holding(s) in Company
5. Director's Interest in Shares
6. Result of AGM
7. Holding(s) in Company

Enclosure 1

Voting rights and capital



Cambridge, UK and Cambridge, Massachusetts - 30 April 2007 - Acambis plc ("Acambis") (LSE: ACM), in conformity with the Financial Services Authority's ("FSA") Transparency Directive, notifies that on 30 April 2007 Acambis' share capital consisted of 107,674,955 ordinary 10p shares, each share having equal voting rights.


This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Acambis under the FSA's Disclosure and Transparency Rules.


                                     -ends-


Enquiries:

Acambis plc
Lyndsay Wright, VP, Communications and IR
Elizabeth Brown, Company Secretary
Tel: +44 (0 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 2

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 2 May 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 1 May 2007, Acambis received notification that, as of the close of business on 27 April 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 12,092,108 ordinary shares of 10p each, representing an 11.23% holding of Acambis' issued share capital.


Of these 12,092,108 shares:


a) The interest in 819,615 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 11,272,493 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 3

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 9 May 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 8 May 2007, Acambis received notification that, as of the close of business on 3 May 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 11,723,532 ordinary shares of 10p each, representing a 10.89% holding of Acambis' issued share capital.

Of these 11,723,532 shares:

a) The interest in 478,965 shares arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 11,244,567 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:


Acambis plc
Elizabeth Brown, Company Secretary
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 4

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 11 May 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 10 May 2007, Acambis received notification that, as of the close of business on 8 May 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 11,866,516 ordinary shares of 10p each, representing an 11.02% holding of Acambis' issued share capital.

Of these 11,866,516 shares:

a) The interest in 478,965 shares arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 11,387,551 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc -                                 tel: +44 (0) 1223 275 300
Elizabeth Brown, Company Secretary
Lyndsay Wright, VP, Communications and IR

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 5

Director's interest in shares

Cambridge, UK and Cambridge, Massachusetts - 16 May 2007 - Acambis plc ("Acambis") (LSE: ACM) announces that today, pursuant to his terms and conditions of appointment, a share option grant was made to Ian Garland, Chief Executive Officer.

22,900 share options were granted under the Acambis 2006 Approved Share Option Plan, and 435,110 share options were granted under the Acambis 2006 Unapproved Share Option Plan, each over ordinary 10p shares at an exercise price of 131p per share. The options are exercisable between 16 May 2010 and 16 May 2017. No amount was payable by Mr Garland on the grant of these share options. Following this transaction, the total shares over which options are held by Mr Garland was 458,010.

                                     -ends-
Enquiries

Acambis plc
Elizabeth Brown, Acting Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 6

Result of Annual General Meeting

Cambridge, UK and Cambridge, Massachusetts - 25 May 2007 - At the Annual General Meeting of Acambis plc ("Acambis") (LSE:ACM), held today, all resolutions were passed.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000


                                -  ends  -


Enquiries:

Acambis plc

Elizabeth Brown, Acting Chief Financial Officer and Company Secretary Lyndsay Wright, VP, Communications and Investor Relations

Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 7

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 30 May 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 29 May 2007, Acambis received notification that, as of the close of business on 25 May 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 12,961,468 ordinary shares of 10p each, representing a 12.04% holding of Acambis' issued share capital.

Of these 12,961,468 shares:

     a) The interest in 529,355 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of GoldmanSachs Securities (Nominees), Limited; and

     b) The interest in 12,432,113 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries

Acambis plc
Elizabeth Brown, Company Secretary
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 May, 2007                           ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.